

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 7, 2006

Mr. Peter R. Voser
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30, 2596 HR
The Hague
The Netherlands

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **Supplemental Response Letter Dated November 2, 2006**
> **File No. 001-32575**

Dear Mr. Voser:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005, and supplemental response letter dated November 2, 2006, and have the following additional comments.  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.  We note your response letter of November 2, 2006.  Please address for us the applicability to your Iran-related operations of Section 5(b) of the Iran and Libya Sanctions Act of 1996 (now the Iran Sanctions Act of 1996), as amended by the Iran Freedom Support Act, which was signed into law on September 30, 2006.  Please also address whether any of the equipment or services you have provided to Iran and Syria otherwise have military application.

Engineering Comments

Supplementary Information – Oil and Gas Reserves, page 157

2.      We have reviewed your response to prior comment 11, of our letter dated September 29, 2006, concerning your views on future levels of production.  We note that the reserve changes in the Asia Pacific region of the Group companies represent over 10% of the beginning year gas reserves for this region.  Additionally, the reserve changes in the Africa region represent 18% of the beginning year oil reserves and 8% of the beginning year gas reserves for this region.  We believe these levels of changes are significant to the individual regions and should therefore be addressed with explanations such as those you provided supplementally, and appropriate for disclosure under paragraph 11 of SFAS 69.  Please confirm that in future documents, you will add this type of disclosure for significant reserve changes in a geographic region of your reserve table.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments.  Please contact me at (202) 551-3686, with any other questions.

                                                Sincerely,


                                                Karl Hiller
                                                Branch Chief